CORPORATE ACCESS NUMBER: 2017896420

Government of Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

BELLATRIX EXPLORATION LTD.
IS THE RESULT OF AN AMALGAMATION FILED ON 2013/12/11.

Articles of Amalgamation
For
BELLATRIX EXPLORATION LTD.

Share Structure:	SEE SCHEDULE "A" ATTACHED HERETO.
Share Transfers Restrictions:	NONE.
Number of Directors:	
Min Number of Directors:	1
Max Number of Directors:	15
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SEE SCHEDULE "B" ATTACHED HERETO.

Registration Authorized By: EDWARD (TED) BROWN
SOLICITOR

SCHEDULE A

TO THE ARTICLES OF AMALGAMATION

OF BELLATRIX EXPLORATION LTD. (the "Corporation")

The Corporation is authorized to issue an unlimited number of common shares ("Common Shares").

COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

Voting

Holders of Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation. Each Common Share shall entitle the holder thereof to one vote.

Dividends

Subject to the preferences accorded to holders of any shares of the Corporation ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares shall be entitled to receive if, as and when declared by the board of directors of the Corporation (the "Board of Directors"), and exclusive of any other shares of the Corporation, such dividends as may be declared thereon by the Board of Directors from time to time. Such dividends shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation, as applicable.

Liquidation, Dissolution or Winding-Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of Common Shares shall be entitled, subject to the preferences accorded to holders of any shares of the Corporation ranking senior to the Common Shares from time to time with respect to payment on a Distribution, to share equally, share for share, in the remaining property of the Corporation.

SCHEDULE B

TO THE ARTICLES OF AMALGAMATION

OF BELLATRIX EXPLORATION LTD. (the "Corporation")

(a) The directors of the corporation may, without authorization of the shareholders:

(i) borrow money on the credit of the Corporation;

(ii) issue, reissue, sell or pledge debt obligations of the Corporation;

(iii) subject to the Business Corporations Act (Alberta), give a guarantee on behalf of the Corporation;

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

(b) The directors may, by resolution, delegate the powers referred to in subsection (a) hereof to a director, a committee of directors or an officer.

(c) The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

(d) Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal Quebec; or Halifax, Nova Scotia.